October 16, 2007

Mail Stop 4561

Mr. Buhmsoo Choi
Chief Financial Officer
Shinhan Financial Group Co., Ltd.
120, 2-Ga, Taepyung-Ro, Jung-Gu
Seoul 100-102, Korea

Re: **Shinhan Financial Group Co., Ltd.**
      Form 20-F for Fiscal Year Ended December 31, 2006
      Filed June 29, 2007
      Form 20-F/A for Fiscal Year Ended December 31, 2006
      Filed October 12, 2007
      File Number: 001-31798

Dear Mr. Choi:

      We have completed our review of your Forms 20-F and have no further comments at this time.

      Sincerely,

      Joyce Sweeney
      Senior Staff Accountant